 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Quarterly Business Review by Management for the

Quarter Ended June 30, 2013

TABLE OF CONTENTS

Item 1. Selected Financial Data	3

Item 2. Quarterly Business Review	6

Item 3. Quantitative and Qualitative Disclosures About Market Risks	11

Signatures	13

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	June 30, 2013	March 31,
	(Unaudited)	2013
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,258,338	1,591,507
Accounts receivable, net	77,873	154,471
Investment tax credits receivable Other tax credits	306,942 142,373	293,806 126,517
Prepaid expenses	15,680	22,345
	1,801,206	2,188,646

Long term deposit Investment Intangible assets	9,722 191,001 21,403	9,722 198,037 24,615
Property and equipment, net	23,185	26,607
	2,046,517	2,447,627
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	14,403	9,879
Accrued liabilities	60,167	66,591
Deferred revenue	223,779	217,065
	298,349	293,535
Deferred rent	—	—

Shareholders' equity:
Preferred shares, no par value, non-cumulative dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2013 and March 31, 2013.	—	—
Special shares, no par value, non-voting, Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2013 and March 31, 2013.	—	—
Common shares, no par value, voting,Unlimited authorized shares; 135,460,867 shares issued and outstanding as at June 30, 2013 and 135,460,867 as at March 31, 2013.	19,362,796	19,362,796
Additional paid-in capital	2,865,740	2,865,740
Accumulated deficit	(20,428,240)	(20,313,500)
Accumulated other comprehensive income	(52,128)	239,056
	1,748,168	2,154,092
	2,046,517	2,447,627

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ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2013	Three months ended June 30, 2012
	$	$
Revenue
Mobile	38,363	16,745
Software	37,171	34,034
Software maintenance and consulting	193,963	246,465
Total revenue	269,497	297,244

Operating expenses
Cost of revenue	20,642	27,844
Selling, general and administrative	279,522	256,109
Research and development	155,361	141,943
Total operating expenses	455,525	425,896

Income (loss) from operations	(186,028)	(128,652)
Other income :
Interest income , net	11,998	26,429
Total other income	11,998	26,429
Net income (loss) before income taxes	(174,030)	(102,223)
Income tax benefit	59,140	38,073
Net income (loss)	(114,890)	(64,150)

Basic and fully diluted income (loss) per share	(0.001)	(0.001)
Weighted average number of shares outstanding	135,460,867	125,460,867

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ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2013	Three months ended June 30, 2012
	$	$
OPERATING ACTIVITIES
Net income (loss)	(114,890)	(64,150)
Items not involving cash:
Depreciation of property and equipment	2,321	3,105
Amortization of intangible assets	2,443	2,475
Stock-based compensation	—	—
Gain on sale of assets	—	—
Changes in operating working capital
Decrease in accounts receivable	76,598	59,213
Increase in investment tax credits receivable	(28,992)	(42,225)
Decrease in prepaid expenses	6,665	8,395
Increase in accounts payable	4,524	66,762
Decrease in deferred rent	—	—
Increase (decrease) in accrued liabilities	(6,424)	(9,998)
Increase (decrease) in deferred revenue	6,714	49,044
Cash flows provided by operating activities	(51,041)	72,651

INVESTING ACTIVITIES
Purchase of property and equipment	—	(3,364)
Proceeds from sale of property and equipment	—	—
Cash flows provided by (used in) investing activities	—	(3,364)

FINANCING ACTIVITIES
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash and cash equivalents	(282,128)	(159,967)

Increase in cash	(333,169)	(90,680)
Cash and cash equivalents, beginning of period	1,591,507	1,762,171
Cash and cash equivalents, end of period	1,258,338	1,671,491

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM”, “we”, “our” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2013 has been derived from our audited consolidated financial statements for the year ended March 31, 2013. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2013 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month period ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On June 29th, 2011, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. The investment consisted of the purchase of 200 common shares at a price of $187,367.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method. There have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment in CP4H.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by terminology such as "planned," "expected," "will," "potential," "pipeline," "outlook," or similar expressions, or by express or implied discussions regarding our business, financial condition, results of operations, controls and procedures, and prospects that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to

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risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled "Risk Factors" as well as those discussed elsewhere in this Form 6K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month periods ended June 30, 2013 and 2012.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended June 30, 2013 was $269,497, a decrease from $297,244 for the same period last year. The decrease in revenue resulted from decreases in database software sales and mobile revenues coupled with a weaker Brazilian real.

Net loss for the quarter was $114,890, as compared to a net loss of $64,150 for the quarter ended June 30, 2012. The decrease in net income principally reflects the decrease in sales, increase withholding taxes on funds transferred from Brazil and is partially offset by the Company’s continued management of selling and general administrative expenses.

ZIM had cash and cash equivalents of $1,258,338 at June 30, 2013, as compared to cash and cash equivalents of $1,591,507 at March 31, 2013.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  We expect that SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In fiscal 2013 and 2014, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines.

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CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2013.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2013 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2012

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended June 30, 2013 and 2012. The information for the three months ended June 30, 2013, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2013, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

REVENUES

	Three months ended June 30, 2013	As a %	Three months ended June 30, 2012	As a %
	$		$
Mobile content	-	0	8,168	3
Bulk SMS	38,363	14	8,577	3
	38,363	14	16,745	6

Software	37,171	14	34,034	11
Maintenance and consulting	193,963	72	246,465	83
	231,134	86	280,499	94

Total Revenue	269,497	100	297,244	100

Total revenue for the three months ended June 30, 2013 was $269,497, as compared to $297,244 for the three months ended June 30, 2012. This quarter over quarter decrease of $27,747 (9.3%) in revenue is mainly attributable to the decrease in enterprise software consulting revenue and is offset by an increase in Bulk SMS revenue.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenue from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenue relating to the ZIM IDE have increased from $34,034 to $37,171 for the quarters ended June 30, 2012 and 2013, respectively. The increase in revenue is a result of the increase in the sale of enterprise software licenses. Maintenance and consulting revenue has decreased from $246,465 to $193,963, mainly due to delays in project completion and to the weakening of the Brazilian real.

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We intend to continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers and expanding our customer base.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent upon sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended June 30, 2013, we experienced more customers using our routes and this resulted in increased revenue from $8,577 to $38,363, over the three month period. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2014.

MOBILE CONTENT

On April 1, 2006, we acquired AIS and its two internet portals offering mobile content. Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones. Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $8,168 for the three months ended June 30, 2012, this revenue stream has decreased to NIL for the three months ended June 30, 2013 as a result of the decision to close this line of business as at March 31, 2013.

OPERATING EXPENSES

	Three months ended June 30, 2013	Three months ended June 30, 2012	Period to period change
	$	$	$

Cost of revenue	20,642	27,844	(7,202)
Selling, general and administrative	279,522	256,109	24,413
Research and development	155,361	141,943	13,418
	455,525	425,896	29,629

COST OF REVENUE

	Three months ended June 30, 2013	Three months ended June 30, 2012
	$	$
Mobile
Revenue	38,363	16,745
Cost of revenue	(1,614)	(6,875)
Gross margin	36,749	9,870

Gross margin percentage	96%	59%

Software
Revenue	193,963	246,465
Cost of revenue	(19,028)	(20,969)
Gross margin	174,935	225,496

Gross margin percentage	90%	91%

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The increase in gross margins in our mobile segment relates to the change in revenue mix from content and SMS to SMS only. At the same time, the margins in the software line of business remained stable.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended June 30, 2013 and June 30, 2012 were $279,522 and $256,109 respectively. The increase in selling, general and administrative fees is a result of withholding taxes paid on the remittance of royalty fees from Brazil.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2013, and June 30, 2012, the Company recognized compensation expense for employees and consultants of NIL and NIL, respectively. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended June 30, 2013 and 2012 were $155,361 and $141,943, respectively. This increased level of research and development investment reflects the addition of staff.

NET INCOME

The Company recorded a net loss of $114,890 and a net loss of $64,150 during the three months ended June 30, 2013 and June 30, 2012, respectively.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2013, ZIM had cash and cash equivalents of $1,258,338 and working capital of $1,502,857, as compared to cash and cash equivalents of $1,591,507 and working capital of $1,895,111 at March 31, 2013. This decrease in cash position principally reflects lower revenues and the weakening Brazilian real.

Cash flows for the fiscal periods were as follows:

	Three months ended June 30, 2013	Three months ended June 30, 2012
	$	$
Cash flows provided by operating activities	(51,041)	72,651
Cash flows provided by (used in) investing activities	—	(3,364)
Cash flows provided by financing activities	—	—

At June 30, 2013, the Company had a working capital line from its principal banker for approximately $47,565 in addition to a cash and cash equivalent balance of $1,258,338. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents at June 30, 2013 of $1,258,338 are comprised of $389,965 in cash and $868,373 in cash equivalents. The cash equivalents of $868,373 at June 30, 2013 ($1,517,976 at March 31, 2013) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $286,616 ($301,291 CDN) – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $581,757 – Payable on demand. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	June 30, 2013	March 31, 2013

Canadian dollars	396,815	571,384
US dollars	97,275	18,404
Brazilian reals	1,710,736	2,017,114
British pounds	1,478	1,385
Euros	4,893	5,524

Accounts receivable include the following amounts receivable in their source currency:

	June 30, 2013	March 31, 2013

Canadian dollars	22,968	32,012
US dollars	3,817	52,992
Brazilian reals	115,245	207,857

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 Accounts payable include the following amounts payable in their source currency:

	June 30, 2013	March 31, 2013

Canadian dollars	11,367	7,258
US dollars	434	2,382
Brazilian reals	6,965	706

Accrued liabilities include the following accruals in their source currency:

	June 30, 2013	March 31, 2013

Canadian dollars	48,385	47,807
US dollars	5,136	5,171
Brazilian reals	19,873	28,931

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. We attempt to minimize credit exposure by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	June 30, 2013	March 31, 2013

Canada	28%	17%
North America, excluding Canada	5%	28%
South America	67%	53%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily upon the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
August 12, 2013	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 12, 2013	/s/ John Chapman John Chapman, Chief Financial Officer

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